Exhibit 10.29
Nektar Therapeutics
201 Industrial Road
San Carlos, California 94070
December 1, 2008
Randall W. Moreadith, M.D.
c/o Nektar Therapeutics
201 Industrial Road
San Carlos, California 94070
Dear Randall,
I present you with this amended and restated version of your offer letter agreement (the “Letter Agreement”) setting forth certain terms and conditions of your continued employment in the position of Senior Vice President, Drug Development and Chief Development Officer at Nektar Therapeutics (“Nektar” or the “Company”), reporting to me. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Company’s Change of Control Severance Benefit Plan, as it may be amended from time to time (the “COC Plan” a copy of which is enclosed herewith). This Letter Agreement supersedes the offer letter agreement you entered into with Nektar on July 28, 2008 and any other understandings and agreements, written or oral, between you and the Company with respect to the subject matter herein and is made effective as of the date set forth above.
Your annual cash compensation will consist of two components: base salary and an annual performance bonus. Your base salary will be $425,000 on an annual basis and paid in accordance with Nektar’s regular payroll schedule. Your annual performance bonus target each year will be at least 60% of your annual base salary for each annual period and shall be $255,000 in 2008 and not pro-rated for your partial period of service in 2008 (“Target Annual Bonus”). Your base salary and Target Annual Bonus shall be subject to annual performance review by the Compensation Committee of the Board of Directors (“Compensation Committee”) in consultation with me. The actual amount of your annual performance bonus will range from 0% to 200% of the Target Annual Bonus based on the Compensation Committee’s assessment in consultation with me of the achievement of a combination of annual corporate objectives and your achievement of personal objectives agreed upon by you and me at the beginning of each annual performance period; provided that your objectives for your partial period of service in 2008 will be agreed upon by you and I as soon as practicable following your first day of full time employment (the “Start Date”). Your annual performance bonus for a particular year will be paid not later than March 15 of the following year.

In connection with your commencing employment with the Company, the Company agreed to pay you a sign-on bonus of $35,000, payable to you in your first paycheck following your Start Date and such amount has been paid to you. We also agreed to pay the ordinary income taxes due on the sign-on bonus, payable directly to the appropriate taxing authorities as and when these amounts become due, but in no event later than April 15 of the year following the year in which the sign-on bonus was paid. If, before the first anniversary of your Start Date, your employment is terminated by the Company for Cause or if you resign other than for a Good Reason Resignation, then you agree to reimburse Nektar for the full amount of this sign-on bonus within 30 days.
You are also eligible to participate in Nektar’s standard employee benefits programs including Medical, Dental and Vision Insurance, Term Life Insurance, 401(k), ESPP, Flexible Health Spending Account, Short & Long Term Disability, COC Plan and the terms specified in those plans.
Nektar also agreed to reimburse you for reasonable expenses incurred in connection with the following (collectively, the “Relocation Expenses”):
•	Shipment of your household goods from Solano Beach, California to the San Francisco Bay Area.

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Subject to your continued employment through the first anniversary of your Start Date, we will pay you $5,000 per month (subject to applicable tax withholdings) for the first 12 months of your employment to cover the cost of housing in the San Francisco Bay Area, such amount to be paid to you each pay period (15th and 30th of the month) on a prorata basis. (The cost of this housing is taxable to you and will be included in your total W-2 income).

•	Travel expenses for you to the San Francisco Bay Area.

•	Use of a rental car for up to 14 days after your Start Date or until your car arrives.
The Company has also agreed that you would receive a relocation allowance of $10,000 (“Relocation Allowance”), to paid to you in your first paycheck and such amount has already been paid to you. This amount is subject to standard payroll withholding and deductions. If, before the first anniversary of your Start Date, your employment is terminated by the Company for Cause or if you resign other than for a Good Reason Resignation, you agree to reimburse the Company for the full amount of the Relocation Expenses and Relocation Allowance within 30 days of your temployment termination date.

The Company also agreed to provide you with the following relocation assistance benefits if you purchase a home in the San Francisco Bay Area before the first anniversary of your Start Date (collectively, the “Housing Transaction Costs”):
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Provide normal and customary closing costs on the sale of your home. Those items considered not deductible for income tax purposes will be “grossed up” and added to those costs considered deductible (this portion is subject to standard payroll withholding and deductions). In no event will we reimburse you for more than 6% of the sale price.

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Provide normal and customary single-family home purchase closing costs and loan discount points (not to exceed 1%). Those items considered not deductible for income tax purposes will be “grossed up” and added to those costs considered deductible (this portion is subject to standard payroll withholding and deductions). In no event will we reimburse you for more than 3% of the purchase price.

If, before your first anniversary of your Start Date, your employment is terminated by the Company for Cause or if you resign other than for a Good Reason Resignation, you agree to reimburse Nektar for the full amount of the Housing Transaction Costs within 30 days.
Your employment is by continued mutual agreement and may be terminated at will with or without cause by either you or Nektar at any time with or without advanced notice. You have also entered into Nektar’s standard Employment Agreement and such agreement contains certain terms and conditions of your employment with Nektar other than those set forth herein.
In the event that your employment terminates due to your death or Disability (as defined in the Company’s 2000 Equity Incentive Plan), (a) 50% of the then-unvested portion of any outstanding stock options granted to you by the Company will automatically vest in the event of your Disability (with the remainder of such unvested portion terminating immediately thereafter), and 100% of the then-unvested portion of any outstanding stock options granted to you by the Company shall automatically vest in the event of your death, (b) Nektar will pay to you or your estate, as applicable, all unreimbursed expenses, all of your then accrued but unpaid base salary, and your target bonus prorated for the portion of the last year in which you were employed by Nektar prior to death or Disability, and (c) you and your dependents shall be entitled to continued medical, dental, and vision insurance, at your or their expense, at the same level of coverage as was provided to you and your dependents under Nektar’s insurance and benefits plans immediately prior to the termination by electing COBRA continuation coverage in accordance with applicable law.

In the event your employment is terminated for reasons not related to a Change of Control (a) by the Company without Cause, or (b) by you for a Good Reason Resignation, then you and the Company will meet in good faith to discuss the terms of an appropriate separation. In any event, at a minimum, the Company will enter into a severance arrangement with you which will include the following: (i) a fully effective waiver and release in such form as the Company may reasonably require, (ii) a cash severance payment equal to your total annual cash compensation target (defined as your current monthly base salary annualized for 12 months, plus your bonus target multiplied by the expected pay-out percentage used by the Company for its GAAP financial statements in the previous calendar quarter, but not to exceed 100%), payable in accordance with the severance payment schedule described in Section 4.2 of the COC Plan (including, without limitation and as applicable, the six-month delay for payments to “specified employees” as set forth in such section), (iii) the exercise period for the portion of your outstanding stock options that are vested as of your termination date shall be 12 months following the termination date (subject to earlier termination at the end of the option term or in connection with a change in control of the Company in accordance with the applicable option plan and agreement), and (iv) the Company shall pay all applicable COBRA payments for you and your family for one year after the termination date (such payments shall cease in the event that you become eligible for comparable benefits with another employer).
Any reimbursements pursuant to the foregoing provisions of this Letter Agreement shall be made in accordance with the Company’s reimbursement policies, practices and procedures in effect from time to time and shall be paid as soon as reasonably practicable and in all events not later than the end of the calendar year following the year in which the related expense was incurred. Your rights to reimbursement hereunder are not subject to liquidation or exchange for another benefit and the amount of expenses eligible for reimbursement in one calendar year shall not affect the amount of expenses eligible for reimbursement in any other year. Any tax gross-up payments made pursuant to the foregoing provisions of this Letter Agreement shall be made as soon as practicable and in all events not later than the end of the calendar year following the year in which you remit the related taxes.
The terms, compensation and benefits set forth in this Letter Agreement shall be governed by California law without reference to principles of conflicts of laws, may not be reduced without your prior written consent and shall be binding upon and inure to the benefit of (a) your heirs, executors, and legal representatives upon your death and (b) any person or entity which at any time, whether by purchase, merger, or otherwise, directly or indirectly acquires all or a majority of the assets, business, capital stock, or voting stock of Nektar. Any such person or entity shall be deemed substituted for Nektar under this Letter Agreement for all purposes.
The compensation and benefits payable hereunder are intended to either be exempt from or comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), so as not to subject you to payment of any additional tax, penalty or interest imposed under Section 409A. The provisions of this offer letter shall be construed and interpreted to avoid the imputation of any such additional tax, penalty or interest under Section 409A yet preserve (to the nearest extent reasonably possible) the intended benefit payable you.

Randall, we are delighted at the prospect of your continued leadership as a key member of Nektar’s executive team.

Sincerely,
/s/ Howard W. Robin
Howard W. Robin
President and Chief Executive Officer
ACCEPTED:

/s/ Randall W. Moreadith Randall W. Moreadith

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